Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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FACT SHEET

SBC and AT&T Together

Bringing Benefits to Rural America

Why the SBC and AT&T Union Makes Sense

Together, SBC and AT&T will be an engine of innovation and investment across the entire country, bringing new products and services to the market faster than either could have done alone.

•                  SBC-AT&T will put to best use the relative strengths of both companies.  AT&T operates a world-class global network which operates in 60 countries and on 4 continents.  SBC is a leader in serving the consumer and small business markets, and has made tremendous strides in the broadband and wireless arenas.

•                  By combining these networks and resources, the new company will speed the delivery of existing services to customers who might otherwise wait years for them, and prompt the development of new services that otherwise would not exist.

•                  The development of innovative products and services being tested at AT&T’s world-renowned technology labs will be accelerated, and lead to more rapid introduction of those products and services to all consumers across the country.

Combining SBC and AT&T will give AT&T the financial strength and health to continue to provide the high quality services its rural customers rely on.

•                  The company which started it all more than one hundred years ago will remain viable for many years to come, extending and enhancing its heritage of reliability and communications expertise.

•                  American consumers have long associated AT&T with innovation, technology development and reliability, and that tradition will continue.

•                  SBC and AT&T will have the financial stability, technical expertise, network infrastructure and geographic reach to bring the most advanced products and services at the lowest possible cost to all consumers across the country.

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Over these complementary, state-of-the-art communications networks rural consumers will have better access to reliable, innovative and next-generation services.

•                  The new company will be capable of delivering advanced products and services necessary to offer integrated, innovative, high-quality and competitively priced services to meet the needs of all classes of customers, whether in rural or urban areas.

•                  Together, SBC and AT&T will be better-positioned for success and leadership within a rapidly changing industry, setting the standard for transition to advanced, next-generation products and services.

Fast Facts

Universal Service Fund Remains

•                  The amount of contributions into the Universal Service Fund (USF) is not a function of the number of companies offering services, but rather is a function of the amount of USF-eligible revenue generated.  Those USF revenue streams will not be affected by the merger.

•                  The same industry realities that make this merger so appropriate — the advent of new, Internet-based technology, the growth of services that do not fit neatly into today’s artificial regulatory regime — do, however, highlight the need for broad reform of the universal service system to ensure that it is fair, viable and sustainable into the future.

Incentives to do Business with Rural Carriers

•                  The combined company will have every incentive to do business with rural carriers.  They are good customers who increase the utilization of the company’s networks.  Moreover, the rules and contracts that govern existing arrangements with rural carriers will not be affected by the merger.

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In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005.  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and

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revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.